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September 26, 2016

Via EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	John Reynolds, Assistant Director
Joel Parker, Senior Assistant Chief Accountant
Ruairi Regan, Staff Attorney
Brigitte Lippmann, Staff Attorney
Myra Moosariparabil, Staff Accountant

Re:	Fulgent Genetics, Inc.
Registration Statement on Form S-1
Filed September 19, 2016
File No. 333-213469

Dear Mr. Reynolds:

On behalf of our client, Fulgent Genetics, Inc. (the “Registrant”), this letter responds to the comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the Staff’s letter to the Registrant dated September 23, 2016, with respect to Amendment No. 1 to the Registration Statement on Form S-1 filed with the Commission by the Registrant on September 19, 2016 (such filing, “Amendment No. 1,” and such registration statement, the “Registration Statement”). For convenience, the number of the response and the heading set forth below corresponds to the numbered comment and heading in the Staff’s letter, and the text of the Staff’s comment appears in bold and italicized type and the Registrant’s response appears immediately after such comment in regular type. Capitalized terms used and not defined herein have the meanings given to them in the Registration Statement.

If the Staff would like marked copies of Amendment No. 2 to the Registration Statement as filed with the Commission on the date hereof (“Amendment No. 2”) marked against Amendment No. 1, please so advise and we would be happy to provide them. The page-number reference contained in the response below corresponds to the page numbers in Amendment No. 2 of the Registration Statement.

September 26, 2016

Page Two

Certain Relationships and Related Party Transactions, page 113

1.

We note your added disclosure about the $1.2 million in tax distributions that you expect to pay after completion of the offering to the former members of Fulgent LLC. Please disclose in this section such amounts you expect to pay to related persons in excess of $120,000.

Response:

In response to the Staff’s comment, the Registrant has amended its disclosure on page 115 of Amendment No. 2 of the Registration Statement to disclose the amounts the Registrant expects to pay to related persons.

* * * * * * *

We appreciate your time and attention to the response to the Staff’s comment set forth in this letter. We would be happy to answer any questions you may have in connection with the same and/or provide you with any additional information. Please direct any such questions or requests to me at (858) 720-5141 (telephone) or sstanton@mofo.com (electronic mail). Please also direct any further comments via electronic mail to me, Sara L. Terheggen (sterheggen@mofo.com), Lisa H. Abbot (labbot@mofo.com) and Paul Kim (paulkim@fulgentdiagnostics.com).

Very truly yours,

/s/ Scott M. Stanton
Scott M. Stanton

cc:	Sara L. Terheggen, Esq., Morrison & Foerster LLP
Lisa H. Abbot, Esq., Morrison & Foerster LLP
Ming Hsieh, President and Chief Executive Officer, Fulgent Genetics, Inc.
Paul Kim, Chief Financial Officer, Fulgent Genetics, Inc.